Exhibit 99.4

FOR IMMEDIATE RELEASE	May 12, 2009

FORBES MEDI-TECH ANNOUNCES FINANCIAL RESULTS FOR FIRST QUARTER ENDED MARCH 31, 2009

VANCOUVER, BC – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) (“Forbes” or “Company”) today announced its results for the first quarter ended March 31, 2009. The comparative period for these results is the three-month period ended March 31, 2008. All amounts are in Canadian Dollars unless otherwise noted.

FIRST QUARTER OVERVIEW:

  Reducol™ named in Prevention® Magazine: In February 2009, the Company announced that its cholesterol-lowering Reducol™ ingredient has been named one of the “5 All-Star Supplements” in the February 2009 issue of Prevention® magazine. The article focuses on natural remedies, including Reducol™, which have “ironclad scientific proof on their side.”

  Update on Plan of Reorganization:   In March, 2009, the convertible debenture of a former subsidiary, then renamed “Deans Knight Income Corporation” (Deans Knight), was converted to shares in connection with the public offering of securities of Deans Knight. In April 2009, Forbes announced that it had divested its remaining interest in Deans Knight for proceeds of approximately $789,000.

  Exchange Listings: In January 2009, Forbes announced that it had received notice from the Toronto Stock Exchange ("TSX"), indicating that the TSX is reviewing the eligibility of its common shares for continued listing on the TSX, based on Forbes’ market capitalization having fallen below the minimum TSX threshold. Forbes has until August 12, 2009 to regain compliance with the TSX minimum listing requirement.

  In the current year to date, NASDAQ has twice extended its suspension of its bid price and market   value of publicly held shares requirements, with the result that the Company’s compliance deadline is now December 21, 2009.

  On April 14, 2009, Forbes received a NASDAQ Staff Deficiency Letter indicating that the Company   currently does not meet the minimum requirements regarding stockholders' equity for continued listing on the NASDAQ Capital Market. The Company has submitted a letter demonstrating its plan to meet compliance with the requirements.

FINANCIAL RESULTS:

The following table offers a summary of the financial results for the first quarter of 2009.

Summary: (thousands of $ except per share values and number of shares)	3 month period ended March 31, 2009	3 month period ended March 31, 2008

Sales-phytosterol products	$615	$1,771
Sales-finished goods	108	259
Licensing	2	—
Phytosterol revenues	725	2,030
Cost of Sales	(503)	(1,577)
	222	453
Operating expenses
General and administrative	962	1,249
Nutraceutical research, development and support	273	274
Marketing, sales & product development	181	358
Depreciation/amortization	11	30
Foreign exchange gain	(8)	(318)
Loss from continuing operations	(1,197)	(1,140)

Other income	4,188	50
Income tax expense	(2)	(7)
Net income / (loss) from continuing operations	2,989	(1,097)

Loss from discontinued operations	—	(559)

Net income / (loss) for the period	$2,989	$(1,656)

Weighted average number of shares	4,969,813	4,801,491

Income / (loss) per share from continuing operations
Basic and diluted	$0.60	$(0.23)
(Loss) per share from discontinued operations
Basic and diluted	—	$(0.11)
Net Income / (loss) per share
Basic and diluted	$0.60	$(0.34)

Net income for the period:  For the quarter ended March 31, 2009, the net income resulted primarily from the one time gain related to the completion of the Deans Knight public offering and conversion of the convertible debenture. These events resulted in the recognition of a gain of approximately $4,148,000.

Revenues:  Phytosterol revenues – includes direct sales of branded Reducol™ ingredients, non-branded sterol esters and sterols, sales through the Forbes-Fayrefield joint venture of finished products containing Reducol™, and license fees received. Phytosterol revenues for the quarter ended March 31, 2009 totaled $725,000 compared with $2,030,000 for the quarter ended March 31, 2008. This decrease was primarily due to a re-alignment of inventories by one of the Company’s major customers. The Company expects that, based on discussions with them, this customer will return to its prior purchasing patterns in the second half of this year. As a result of this, together with current general market uncertainties, the Company anticipates that this year’s revenue may not achieve its prior year’s level. In addition, sales by Forbes-Fayrefield of finished products to key European markets also decreased, in part as a result of a switch from revenue to commission based sales.

Forbes is continuing negotiations and product development work with potential customers in the US and internationally to expand its customer base.

Cost of Sales/ Margins:  For the quarter ended March 31, 2009, the Company realized a gross margin percentage of 31% on phytosterol revenues of $725,000, compared with a gross margin percentage of 22% on phytosterol revenues of $2,030,000 for the quarter ended March 31, 2008.

In the quarter ended March 31, 2009, $6,000 was relieved from cost of sales, relating to allowances on inventories. In the quarter ended March 31, 2008, $73,000 relating to allowances on inventories and losses on future purchase commitments was relieved from cost of sales. Prior to the impact of these allowances, in the quarter ended March 31, 2009 the Company realized a gross margin percentage of 30%, compared with a gross margin percentage of 18% for the quarter ended March 31, 2008.

The margins improved primarily due to a customer mix with higher margins and more favorable foreign exchange rates.

Operating expenses:  The Company continues to reduce operating expenses wherever possible. The reduction in expenses in the current quarter in comparison to the comparable quarter in the previous year is attributable to a reduced head count and other cost saving measures. In addition, in the quarter ended March 31, 2008, we incurred additional costs associated with a Special General Meeting and a NASDAQ hearing.

Liquidity & Capital Resources:

The Company’s cash position as of March 31, 2009 totaled $1,183,000 compared with $1,377,000 as at December 31, 2008. Forbes had working capital of $6,121,000 at March 31, 2009 compared with $3,531,000 as at December 31, 2008.

The Company has projected that its capital resources will be sufficient to finance operations through the first quarter of 2010. This view is based on a number of factors and assumptions, which include the assumption that the Company’s expenditures will not exceed those currently planned, and its revenues will meet or exceed expectations. In order to continue operations beyond the first quarter of 2010, and to minimize risks to its operations in the meantime should any of these assumptions fail to be realized, the Company will need to undertake a merger or acquisition (M&A), or obtain additional financing. While management is considering all financing alternatives and is seeking to raise additional funds for operations from potential investors, there is no assurance that such funding will be available or obtained on favorable terms. The market for both debt and equity financings for companies such as ours has always been challenging. If the Company cannot complete a suitable M&A transaction or obtain additional financing, it will have to consider additional strategic alternatives which may include exploring the monetization of certain intangible assets as well as seeking to out-license assets, potential asset divestitures, winding up, dissolution or liquidation.

First Quarter Report
This news release includes by reference the Company’s unaudited financial statements for the first quarter ended March 31, 2009 and the Management Discussion & Analysis (MD&A). More detailed information can be found in the MD&A and financial statements, which are being filed with applicable Canadian and U.S. regulatory authorities.

FINANCIAL INFORMATION

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2008 and related notes that are prepared in accordance with Canadian generally accepted accounting principles.

FORBES MEDI-TECH INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
(unaudited)

	March 31	December 31
	2009	2008
ASSETS
Current Assets
Cash and cash equivalents	$1,183,156	$1,376,575
Short-term investments (Note 2)	789,360	—
Accounts receivable	514,893	1,446,561
Inventories	5,637,892	5,992,748
Prepaid expenses and deposits	342,888	241,784
	8,468,189	9,057,668

Long-term Assets
Capital assets	129,062	139,843
Other long-term assets	25,974	18,376

	$8,623,225	$9,215,887

LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$2,274,017	$2,598,488
Income tax liability	8,334	6,838
Convertible debenture (Note 6)	—	2,856,272
Current portion tenure allowance payable	65,000	65,000
	2,347,351	5,526,598
Long-term liabilities
Tenure allowance	984,927	1,005,029
	3,332,278	6,531,627

Equity component of subsidiary’s convertible debenture	—	398,615

Shareholders’ equity
Share capital (Note 7(b))	$2,720,992	$2,720,992
Contributed surplus (Note 7(c))	10,042,786	10,026,964
Deficit	(7,472,831)	(10,462,311)
	5,290,947	2,285,645

	$8,623,225	$9,215,887
See accompanying notes to the consolidated financial statements.

FORBES MEDI-TECH INC.
Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit
(Expressed in Canadian dollars, except share and per share amounts)
(unaudited)

	Three months ended
	March 31	March 31
	2009	2008

REVENUES
Sales	$722,531	$2,029,558
Licensing	2,168	—
Phytosterol revenues	724,699	2,029,558
Cost of sales	502,706	1,576,550
	221,993	453,008

EXPENSES
General and administrative	961,620	1,249,040
Nutraceutical research, development and support	273,130	273,633
Marketing, sales and product development	180,779	358,163
Depreciation and amortization	10,782	30,159
Foreign exchange gain	(7,691)	(317,943)
	1,418,620	1,593,052
Loss from continuing operations	$(1,196,627)	$(1,140,044)

OTHER INCOME
Gain on dilution of interest in subsidiary (Note 2)	4,147,975	—
Interest and other	40,456	50,455
	4,188,431	50,455
Net profit / (loss) from continuing operations before taxes	$2,991,804	$(1,089,589)

Income tax expense	(2,324)	(7,362)

Net profit / (loss) from continuing operations	2,989,480	(1,096,951)

Discontinued Operations
Loss from discontinued operations	—	(559,492)
Net income / (loss) and comprehensive income / (loss)	2,989,480	(1,656,443)

Deficit, beginning of period	(10,462,311)	(101,269,812)
Reduction of deficit and stated share capital	—	98,460,000

Deficit, end of period	$(7,472,831)	$(4,466,255)

Weighted average number of common shares outstanding	4,969,813	4,801,491

Basic and diluted income / (loss) per share from continuing operations	$0.60	$(0.23)

Basic and diluted (loss) per share from discontinued operations	$—	$(0.11)

Basic and diluted income / (loss) per share	$0.60	$(0.34)
See accompanying notes to the consolidated financial statements.

FORBES MEDI-TECH INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(unaudited)

	Three months ended
	March 31	March 31
	2009	2008
OPERATIONS
Net income /(loss) for the period	$2,989,480	$(1,656,443)
Adjustments for:
Depreciation and amortization	10,782	35,841
Stock-based compensation expense	15,822	25,011
Accretion of interest	103,728	—
Gain on dilution of interest in subsidiary	(4,147,975)	—
	(1,028,163)	(1,595,591)
Net change in non-cash operating items (Note 11)	834,744	(469,982)
Net cash used in operations	(193,419)	(2,065,573)

INVESTMENTS
Acquisition of fixed assets	—	(2,092)
Proceeds from other assets	—	36,461
	—	34,369
Net decrease in cash and cash equivalent	(193,419)	(2,031,204)
Cash and cash equivalents, beginning of period	1,376,575	5,234,043

Cash and cash equivalents, end of period	$1,183,156	$3,202,839

About Forbes Medi-Tech Inc.
Forbes Medi-Tech Inc. is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information, please visit www.forbesmedi.com.

Contacts:

Jodi Regts
Director, Investor Relations
Phone: (604) 689-5899 ext. 262
E-mail: jregts@forbesmedi.com

FORWARD LOOKING STATEMENTS
This News Release contains forward-looking statements and forward-looking information concerning anticipated developments in the Company’s business including projected sales and revenues, sufficiency of its capital resources, future financing and M&A transactions, and other information in future periods. Forward-looking statements and information can be identified by forward-looking terminology such as “has until”, “deadline”, “plan”, “expects”, “continuing”, “potential”, “will be”, “will meet”, “seeking”, “may”, “obtain”, “anticipated”, “2009”, “2010”, “will”, and similar expressions or variations thereon. Forward-looking statements and information are about the future and are inherently uncertain, and actual results may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including, without limitation, the Company’s need for additional future capital or a suitable M&A transaction, which may not be available in a timely manner or at all and which, if not obtained, would have a material adverse effect on the Company and its ability to continue as a going concern; the risk of unanticipated expenses and inability to control certain costs; the risk that sales revenue may not meet the Company’s expectations; the Company’s dependence on its key personnel; the Company’s need for additional customers and the Company’s existing reliance on four major customers for performance; the effect of competition; manufacturing risks and the Company’s dependence on third party suppliers; product liability, intellectual property and insurance risks; exchange rate fluctuations; uncertainty whether the Company’s shares will remain listed on NASDAQ or the TSX and the need to regain compliance with NASDAQ’s minimum shareholder’s equity rule; with NASDAQ’s minimum bid price rule by December 21, 2009, and with the TSX’s market capitalization requirement by August 12, 2009; the need for future regulatory approvals, which are not assured; and other risks and uncertainties affecting the Company and its business, as contained in its latest Annual Information Form on Form 20-F and other documents filed with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements and information are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements or information if those beliefs, assumptions, or expectations or other circumstances should change.

Reducol™ is a trademark of Forbes Medi-Tech Inc.

Prevention® is a registered trademark of Rodale Inc.

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